                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December, 2001


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated December 17, 2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SoftCare EC Inc.
(Registrant)

                                                     By: /S/ Martyn Armstrong
                                                         -----------------------
                                                         President & CEO

Date :   19 December 2001


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                          SOFTCARE GRANTED U.S. LISTING

NORTH VANCOUVER, BRITISH COLUMBIA, DECEMBER 19, 2001 - SoftCare EC Inc. (CDNX:SCE, OTC:SFCEF) www.softcare.com is pleased to announce effective Monday, Dec 17, 2001, the Company's stock has been listed on the NASDAQ Over the Counter Bulletin Board Market (OTCBB). The company intends to maintain it's current CDNX listing in addition to the NASDAQ listing for the foreseeable future.

This important step was taken by the company in response to results from the company's ongoing analysis of it's various lead-generation programs which in recent months revealed that 85% of inquiries from the investment community were originating in the US. The new listing will enable the company to better utilize leads that are currently generated through the programs that are in place at this time. In addition, the company believes that this listing will aid in the creation of new support within the US investment community.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.




On behalf of the Board of Directors,


/s/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.